FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6 K:

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J AND SERIES K NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 30 SEPTEMBER 2003

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 30 September 2003. The dividends will be paid on 30 September 2003 at the undernoted rates to holders on the register at the close of business on 15 September 2003. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 15 September 2003.

Series	Dividend payable per share

Series D	US$0.51328125

Series E	US$0.50625

Series F	US$0.478125

Series G	US$0.4625

Series H	US$0.453125

Series I	US$0.50

Series J	US$0.53125

Series K	US$0.4921875

1 September 2003

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 1 AND SERIES 2 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE PERIOD TO 30 SEPTEMBER 2003

The Directors have declared the specified dividends on the undernoted series of non-cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 30 September 2003. The dividends will be paid on 30 September 2003 at the undernoted rates to holders on the register at the close of business on 15 September 2003. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 15 September 2003.

Series	Dividend payable per share

Series 1	US$45.59

Series 2	US$44.085

1 September 2003

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON ADDITIONAL VALUE SHARES

The Directors have declared the specified concluding dividend on the Additional Value Shares for the period to 1 December 2003. The dividend will be paid on 1 December 2003 at a rate of 55p per share. The record date for the Additional Value Shares is 14 November 2003 and the shares will be marked ex-dividend on 12 November 2003.

1 September 2003

End

RBS completes Acquisition of Churchill Insurance Group

The Royal Bank of Scotland Group plc has completed the acquisition of Churchill Insurance Group plc, announced on 11 June 2003, having received all regulatory approvals.

For Further Information Contact:

The Royal Bank of Scotland Group plc

Media
Howard Moody
Tel: + 44 207 672 1938 or + 44 7768 033562

Carolyn McAdam
Tel: +44 207 672 1914 (today only) or +44 7796 274968 (mobile)

Investor Relations Richard O'Connor
Tel: +44 (0) 207 672 1758; or +44 7909 873681,

1 September 2003

THE ROYAL BANK OF SCOTLAND plc

The Royal Bank of Scotland plc (“the Bank”) has today launched an issue of Euro 1 billion Subordinated Lower Tier II notes. The notes will have a final maturity date of 7th October 2013, with a coupon step-up and issuer call on 7th October 2008.

The deal has been priced at 99.952% with a coupon of 3 month Euribor plus 35bps.

The joint lead managers for the deal were The Royal Bank of Scotland (bookrunner) and JP Morgan Securities, with UBS Investment Bank, BNP Paribas and Banca IMI as co-managers.

The notes have been issued under the Bank’s Euro Medium Term Note Programme, and are expected to be rated Aa2/A+/AA by Moody’s, Standard & Poor’s and Fitch respectively. The notes will be listed on the London Stock Exchange.

Stabilisation FSA.

For further information, please contact:

The Royal Bank of Scotland Group plc

Ron Huggett
Capital Raising Director
5th Floor. 280 Bishopsgate
London EC2M 4RB
Tel: 020 7375 4925

Richard O'Connor
Head of Investor Relations
10th Floor. 280 Bishopsgate
London EC2M 4RB
Tel: 020 7672 1763

The Royal Bank of Scotland plc

Gordon Taylor
Director, RBS Primary Markets
135 Bishopsgate
London EC2M 3UR
Tel: 020 7648 3095

JP Morgan Securities

David Sismey
Vice President
JP Morgan Securities
125 London Wall
London EC2Y 0JP
Tel: 020 7325 5486

18 September 2003

"RBS" Citizens Financial Group Inc. to Acquire Roxborough Manayunk Bank .

Citizens Financial Group Inc., a wholly owned subsidiary of RBS, has agreed to acquire the entire issued share capital of the holding company for Roxborough Manayunk Bank for a consideration of $136million payable in cash.

Thistle Group Holdings is headquartered in Philadelphia, Pennsylvania. At 30 June 2003 it had total assets of $914million, with $550million in deposits and $320million in net loans. It operates from a network of 14 branches in Pennsylvania and 1 in Delaware, extending Citizens’ reach and further strengthening its position as the second largest bank in the Philadelphia area.

The transaction, which is expected to complete in the first quarter of 2004, is subject to Roxborough Manayunk Bank’s holding company shareholder approval and US regulatory approvals.

For Further Information
Media Relations
Carolyn McAdam
0131 523 2055
00 44 7796 274968

Investor Relations
Richard O’Connor
0207 672 1763
00 44 7909 873681

22 September 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 October 2003

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:
Name: H Campbell Title: Head of Group Secretariat